SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

InfraREIT, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45685L 100

(CUSIP Number)

Nathan J. Christensen

c/o Hunt Consolidated, Inc.

1900 N. Akard Street

Dallas, TX 75201

Tel: (214) 978-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunt Consolidated, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,176,776*
	8	Shared voting power 454,102§
	9	Sole dispositive power 15,176,776*
	10	Shared dispositive power 532,044+

11	Aggregate amount beneficially owned by each reporting person 15,708,820°
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.3%±
14	Type of reporting person CO – corporation

*

Consists of (i) 6,334 shares of common stock, par value $0.01 per share (“Common Stock”), of InfraREIT, Inc., a Maryland corporation (“InfraREIT Inc.”), held by Hunt Transmission Services, L.L.C. (“HTS”), a subsidiary of Hunt Consolidated, Inc. (“Hunt Consolidated”), and (ii) 15,170,442 common units (“common units”) representing limited partnership interests in InfraREIT Partners, LP (the “Operating Partnership”) held by HTS. Common units are redeemable for cash or, at InfraREIT Inc.’s election, shares of Common Stock on a one-for-one basis.

§

Consists of 454,102 common units held by Electricity Participant Partnership, LLC (“EPP”), which is a subsidiary of Hunt Consolidated, for the benefit of current and former employees and service providers to Hunt Consolidated (“EPP Units”). Hunt Consolidated shares voting and dispositive power with respect to the EPP Units.

+

Consists of the EPP Units described above. Also includes (i) 9,252 shares of Common Stock and (ii) 68,690 common units granted as incentive compensation to and held by current Hunt Consolidated employees, which are subject to vesting (the “Compensation Securities”). Hunt Consolidated shares dispositive power with respect to the Compensation Securities.

°	Consists of (i) the shares of Common Stock and common units held by HTS described above, (ii) the EPP Units and (iii) the Compensation Securities.
±

In computing the percentage ownership, the reporting person has assumed that (i) there are 43,962,167 shares of Common Stock outstanding, as reported by InfraREIT Inc. in its Quarterly Report on Form 10-Q for the period ended June 30, 2018 and (ii) the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no common units held by other persons have been exchanged for shares of Common Stock.

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunter L. Hunt
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States Citizen

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 15,630,878*
	9	Sole dispositive power 0
	10	Shared dispositive power 15,708,820§

11	Aggregate amount beneficially owned by each reporting person 15,708,820§
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.3%+
14	Type of reporting person IN – individual

*

Consists of (i) 6,334 shares of Common Stock held by HTS, (ii) 15,170,442 common units held by HTS and (iii) the EPP Units (collectively, the “Subject Securities”). The EPP Units are held by EPP for the benefit of current and former employees and service providers to Hunt Consolidated. Hunt Consolidated shares voting and dispositive power with respect to the EPP Units. Mr. Hunt is Co-CEO and Co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Common units are redeemable for cash or, at InfraREIT Inc.’s election, shares of Common Stock on a one-for-one basis.

§

Consists of (i) the Subject Securities and (ii) the Compensation Securities held by Hunt Consolidated employees but which remain subject to vesting and consist of (x) 9,252 shares of Common Stock and (y) 68,690 common units. Hunt Consolidated shares dispositive power with respect to the Compensation Securities. Mr. Hunt is Co-CEO and Co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries.

+

In computing the percentage ownership, the reporting person has assumed that (i) there are 43,962,167 shares of Common Stock outstanding, as reported by InfraREIT Inc. in its Quarterly Report on Form 10-Q for the period ended June 30, 2018 and (ii) the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no common units held by other persons have been exchanged for shares of Common Stock.

SCHEDULE 13D

Explanatory Note

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) is being jointly filed by Hunt Consolidated, Inc., a Delaware corporation (together with its subsidiaries, “Hunt Consolidated”), and Hunter L. Hunt, a citizen of the United States and member of the board of directors (the “Board”) of InfraREIT, Inc., a Maryland corporation (“InfraREIT Inc.” and, together with its subsidiaries, the “Company”). Mr. Hunt is Co-Chairman, Co-CEO and Co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Hunt Consolidated and Mr. Hunt are collectively referred to as the “Reporting Persons.” This Amendment No. 9 amends, solely to the extent set forth herein, the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 17, 2015, which was (i) amended and restated in its entirety by Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the Commission on July 11, 2016 and (ii) further amended and restated to the extent set forth in (a) Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the Commission on February 28, 2017 (“Amendment No. 5”), (b) Amendment No. 6 to the Schedule 13D filed by the Reporting Persons with the Commission on July 24, 2017 (“Amendment No. 6”), (c) Amendment No. 7 to the Schedule 13D filed by the Reporting Persons with the Commission on January 16, 2018 (“Amendment No. 7”) and (d) Amendment No. 8 to the Schedule 13D filed by the Reporting Persons with the Commission on May 24, 2018 (“Amendment No. 8”). This Amendment No. 9 relates to the common stock, par value $0.01 per share, of InfraREIT Inc. (“Common Stock”), including common units (“common units” and, together with the Common Stock, “Securities”) representing limited partnership interests in InfraREIT Partners, LP, a Delaware limited partnership (the “Operating Partnership”).

The Reporting Persons are filing this Amendment No. 9 to reflect certain updates described in Item 4 below regarding Hunt Consolidated’s entry into certain arrangements in connection with the InfraREIT Merger Agreement (as defined below).

InfraREIT Inc. is a real estate investment trust (“REIT”) that owns rate-regulated electric transmission and distribution assets in the State of Texas. The Company is externally managed by Hunt Utility Services, LLC, a Delaware limited liability company (“Hunt Manager”), which is a subsidiary of Hunt Consolidated.

Item 2.	Identity and Background

Item 2 is hereby supplemented and amended as follows:

(d) and (e). During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented and amended as follows:

As previously disclosed in Item 4 of Amendment Nos. 5, 6, 7 and 8, Hunt Consolidated has been engaged for some time in developing and evaluating various Alternative Arrangements to the current business structures in place between InfraREIT Inc. and its subsidiaries, including the Operating Partnership and SDTS, on the one hand, and Hunt Consolidated and its subsidiaries and affiliates, on the other hand.

In addition, as disclosed in Amendment No. 8, certain third parties expressed an interest in a possible direct acquisition of InfraREIT Inc. as a result of which Hunt Consolidated and its affiliates would no longer hold any direct or indirect equity interest in, or have any role in the management of the ongoing operations of, InfraREIT Inc. or its subsidiaries (or their successors). In that filing, Hunt Consolidated also indicated that, in connection with a possible direct acquisition of InfraREIT Inc., it was engaged in discussions with certain third parties regarding transactions and arrangements involving Hunt Consolidated and its subsidiaries and affiliates, including Sharyland, that would be implemented prior to, concurrently with or immediately after any such direct acquisition, which transactions and arrangements could include (a) the sale of certain assets of Sharyland to SDTS or the exchange of certain assets held by Sharyland for assets of approximately equal value held by SDTS, (b) an investment by such third party or one of its affiliates in Sharyland, (c) the termination of the existing leases between Sharyland and SDTS so that, after such direct acquisition, the assets currently leased to Sharyland would be owned and operated directly by SDTS (or its successors) and (d) the termination of the management and development agreements between InfraREIT Inc. and affiliates of Hunt Consolidated.

On October 18, 2018, InfraREIT Inc. announced that it had entered into an Agreement and Plan of Merger, dated as of such date (the “InfraREIT Merger Agreement”), with Oncor Electric Delivery Company LLC (“Oncor”). The InfraREIT Merger Agreement provides that, subject to the satisfaction of the conditions set forth therein, Oncor will acquire all of the outstanding shares of common stock of InfraREIT Inc. and all of the outstanding equity interests in the Operating Partnership, which is a subsidiary of InfraREIT Inc., through a merger of InfraREIT Inc. with and into a subsidiary of Oncor (the “Oncor Merger Subsidiary”) and certain related transactions. Hunt Consolidated is not a party to the InfraREIT Merger Agreement. For additional information regarding the InfraREIT Merger Agreement, please refer to information regarding such agreement contained in the periodic reports filed by InfraREIT Inc. and Oncor with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Concurrently with the entry into the InfraREIT Merger Agreement, Hunt Consolidated and certain of its subsidiaries and affiliates have entered into certain agreements that are related to or intended to facilitate the consummation of the transactions contemplated by the InfraREIT Merger Agreement. These agreements include each of the following:

(a)

an Agreement and Plan of Merger, dated as of October 18, 2018 (the “Asset Exchange Agreement”), among Sharyland, SDTS and Oncor pursuant to which Sharyland will exchange certain assets related to its electric transmission business in North and West Texas to SDTS in exchange for certain assets owned by SDTS that are located in South Texas, in each case, valued at amounts that are subject to certain adjustments;

(b)

a Securities Purchase Agreement, dated as of October 18, 2018 (the “Securities Purchase Agreement”), among Sharyland, SU Investment Partners, L.P., Sempra Energy and a subsidiary of Sempra Energy (“Sempra Purchaser”) pursuant to which, at substantially the same time as the closing of the transactions contemplated by the Asset Exchange Agreement, Sempra Purchaser will acquire a 50% limited partnership interest in Sharyland Holdings in exchange for a payment in cash in the amount of $98.0 million (subject to certain adjustments);

(c)

an Omnibus Termination Agreement, dated as of October 18, 2018 (the “Termination Agreement”), among InfraREIT Inc., SDTS, Hunt Consolidated, Sharyland and certain respective affiliates of such parties pursuant to which, among other things, effective upon the closing of the transactions contemplated by the Asset Exchange Agreement, (i) the Management Agreement, dated as of January 29, 2015, as amended (the “Management Agreement”), among Hunt Manager, InfraREIT Inc. and the Operating Partnership will be terminated, and the Operating Partnership will pay to Hunt Manager $40.5 million (which represents the amount of the contractual termination fee provided for in the Management Agreement), (ii) the leases between Sharyland and SDTS, pursuant to which Sharyland leases and operates the electric transmission and distribution assets of SDTS, will be terminated, (iii) the Development Agreement, dated as of January 29, 2015, as amended, among InfraREIT Inc., the Operating Partnership, HTS, which is a subsidiary of Hunt Consolidated, and Sharyland will be terminated, (iv) certain other existing agreements between InfraREIT Inc. or the Operating Partnership, on the one hand, and Hunt Consolidated and its subsidiaries and affiliates, on the other hand, will be terminated and (v) the applicable parties will release each other from liabilities arising under the terminated agreements; and

(d)

a Non-Interference Agreement, dated as of October 18, 2018 (the “Non-Interference Agreement”), among Oncor, a subsidiary of Oncor, HTS, EPP, which is a subsidiary of Hunt Consolidated, and Hunt Consolidated pursuant to which HTS, EPP and Hunt Consolidated have agreed to refrain from taking certain actions that could interfere with the consummation of the transactions contemplated by the InfraREIT Merger Agreement.

In addition, the Asset Exchange Agreement contemplates that, at the closing of the transactions contemplated thereby, the parties specified below will enter into the following additional agreements:

(i)

an Operation and Maintenance Agreement (the “Operation and Maintenance Agreement”) between Oncor and Sharyland pursuant to which Oncor will agree to provide certain operations and maintenance services to Sharyland; and

(ii)

a Future Development Agreement (the “Future Development Agreement”) among Oncor, SDTS and Sharyland under which Sharyland may develop new future transmission facilities that would interconnect with the existing SDTS electric transmission system.

If the transactions contemplated by the InfraREIT Merger Agreement, the Asset Exchange Agreement and the other agreements described above are consummated, the consequences of such transactions will include the following:

•

Hunt Consolidated and its subsidiaries and affiliates will no longer have any direct or indirect equity interest in InfraREIT Inc. or the Operating Partnership, except that an affiliate of Hunt Consolidated has held a passive indirect interest of approximately 0.2% in Oncor since 2008 and the closing of the above transactions is not expected to materially affect such ownership;

•	Hunt Consolidated and its subsidiaries and affiliates will no longer have any role in the management of the business and operations of InfraREIT Inc., the Operating Partnership or SDTS;

•

All of the existing agreements under which Hunt Consolidated and its subsidiaries and affiliates had any interest or involvement in the business of InfraREIT Inc., the Operating Partnership or SDTS will be terminated, but Sharyland will receive certain limited development rights under the Future Development Agreement;

•

The assets that were previously leased by SDTS to Sharyland will be held by SDTS directly and will be free and clear of the terms and restrictions contained in the existing leases between such parties so that that they can be used directly by SDTS in the conduct of electric transmission and distribution activities in the State of Texas; and

•

Sharyland will continue as an electric transmission utility in the State of Texas with operations that are concentrated in South Texas, and will be owned 50% by Hunt Consolidated and entities controlled by Hunter L. Hunt or other members of the family of Ray L. Hunt and 50% by Sempra Purchaser.

The Asset Exchange Agreement and the Securities Purchase Agreement contain customary representations, warranties and covenants, as well as indemnification provisions subject, in certain cases, to specified limitations. The closing of the transactions contemplated by such agreements is subject to certain conditions, including (i) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of such transactions by the Public Utility Commission of the State of Texas, (iii) the approval of such transactions by the Federal Energy Regulatory Commission, (iv) the approval of such transactions by the Committee on Foreign Investment in the United States, (v) the respective representations and warranties of the parties being true and correct, subject to certain materiality exceptions, and (vi) the performance by the parties in all material respects of their respective obligations thereunder. In addition, the closing of the transactions contemplated by the Asset Exchange Agreement and the Securities Purchase Agreement is subject to the substantially concurrent closing of the transactions contemplated by the InfraREIT Merger Agreement. The transactions contemplated by the Asset Exchange Agreement and the Securities Purchase Agreement are not expected to close until mid-2019.

Each of the Asset Exchange Agreement, the Termination Agreement and the Non-Interference Agreement and the form of the Future Development Agreement to be entered into at closing is attached as an exhibit (or included in an exhibit) to this report. Such agreements are filed as exhibits in order to satisfy the requirements of Schedule 13D under the Securities Exchange Act of 1934, as amended. Such agreements are not intended to provide any financial information about InfraREIT Inc. or the Operating Partnership or their subsidiaries or affiliates or any business units thereof. Moreover, the representations, warranties and covenants contained in the Asset Exchange Agreement were made only for purposes of that agreement and as of the dates specified therein; were made solely for the benefit of the parties to that agreement; may be subject to qualifications and limitations agreed upon by the parties; and may be subject to standards of materiality applicable to the contracting parties that differ from those that may be viewed as material to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of InfraREIT Inc. or the Operating Partnership or their respective subsidiaries or affiliates or any business units thereof. Furthermore, information concerning the subject matter of such representations, warranties and covenants may change after the date of the Asset Exchange Agreement, and Hunt Consolidated does not undertake any obligation to update such information except as required by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended solely as follows:

(a), (b) The information set forth in Rows 7 through 13 of the cover page of this Amendment No. 9 for each Reporting Person is incorporated herein by reference. Amounts include (i) 6,334 shares of Common Stock and 15,624,544 common units owned directly by Hunt Consolidated or one of its subsidiaries and (ii) the Compensation Securities described in (d) below. Mr. Hunt is Co-Chairman, Co-CEO and Co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries and, therefore, may be deemed the beneficial owner of such Securities. Mr. Hunt disclaims beneficial ownership of the Securities, except to the extent of his pecuniary interest therein. The percentage amount set forth in Row 13 on the cover page for each Reporting Person is calculated, as discussed in Item 4 above, based upon 59,655,401 shares of Common Stock outstanding, which assumes that the common units beneficially held by the Reporting Persons have been exchanged, one-for-one, for shares of Common Stock, but that no units held by other persons have been exchanged for shares.

(d) An aggregate of 454,102 of the common units beneficially owned by the Reporting Persons are held by EPP for the benefit of current and former employees and service providers to Hunt Consolidated. Additionally, Hunt Consolidated shares dispositive power with respect to an aggregate of (i) 9,252 shares of Common Stock and (ii) 68,690 common units granted as incentive compensation to, and currently held by, Hunt Consolidated employees, but remain subject to vesting (the “Compensation Securities”). The beneficiaries of the Securities described in the preceding two sentences have the right to receive distributions from such Securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure set forth in Item 4 above regarding certain contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2, Sempra Energy and Oncor is incorporated by reference herein.

Item 7.	Materials to Be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit 99.11:	Agreement and Plan of Merger, dated as of October 18, 2018, by and among Sharyland Utilities, L.P., Sharyland Distribution & Transmission Services, L.L.C. and Oncor Electric Delivery Company LLC.

Exhibit 99.12:	Omnibus Termination Agreement, dated as of October 18, 2018, by and among InfraREIT, Inc., InfraREIT Partners, LP, Sharyland Distribution & Transmission Services, L.L.C., Hunt Consolidated, Inc., Hunt Transmission Services, L.L.C., Electricity Participant Partnership, L.L.C., Hunt Utility Services, LLC and Sharyland Utilities, L.P.

Exhibit 99.13:	Non-Interference Agreement, dated as of October 18, 2018, by and among Oncor Electric Delivery Company LLC, 1912 Merger Sub LLC, Hunt Transmission Services, L.L.C., Electricity Participant Partnership, LLC, Hunt Consolidated, Inc. and Sharyland Utilities, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 is true, complete and correct.

October 18, 2018	HUNT CONSOLIDATED, INC.

	By:	/s/ Nathan J. Christensen
	Name:	Nathan J. Christensen
	Title:	Senior Vice President & General Counsel

/s/ Nathan J. Christensen as Attorney-In-Fact for Hunter L. Hunt

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF HUNT CONSOLIDATED, INC.

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of Hunt Consolidated, Inc. All the individuals listed below are citizens of the United States.

Name	Position at Hunt Consolidated, Inc.	Present Principal Occupation or Employment and Business Address

Ray L. Hunt	Executive Chairman, Director	1900 N. Akard Street Dallas, Texas 75201

Hunter L. Hunt	Co-CEO, Co-President, Director	1900 N. Akard Street Dallas, Texas 75201

Christopher W. Kleinert	Co-CEO, Co-President, Director	1900 N. Akard Street Dallas, Texas 75201

David C. Hernandez	Executive Vice President, Chief Strategy Officer, Director	1900 N. Akard Street Dallas, Texas 75201

Jamie A. Beggs	Senior Vice President, Chief Financial Officer	1900 N. Akard Street Dallas, Texas 75201

Nathan J. Christensen	Senior Vice President, General Counsel	1900 N. Akard Street Dallas, Texas 75201

Bruce E. Cope	Senior Vice President, Chief Accounting Officer	1900 N. Akard Street Dallas, Texas 75201

Diane Schwarz	Senior Vice President, Chief Digital Information Officer	1900 N. Akard Street Dallas, Texas 75201

Paul E. Hoffman	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Jill D. Meyer	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Jeanne L. Phillips	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Dan G. Ray	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

James A. Savage, Jr.	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Brian R. Swinford	Senior Vice President, Treasurer	1900 N. Akard Street Dallas, Texas 75201